UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

LDK SOLAR CO., LTD.

(the “Company”)

LDK Silicon & Chemical Technology Co., Ltd.

Peng Xiaofeng

(the “Guarantors”)

(Name of applicants)

Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China

(Address of principal executive offices of the Company)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
5.535% Convertible Senior Notes due 2016	$358,743,400 aggregate principal amount plus amounts paid-in-kind as permitted by the indenture

Date of issuance:

December 17, 2014

Name and address of agent for service:

Jack Lai

Chief Financial Officer

+1 (408) 245-0858 (Telephone)

+1 (408) 245-8802 (Facsimile)

1290 Oakmead Parkway, Suite 306

Sunnyvale, California 94085

The applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the applicants.

GENERAL

1.	General information.

LDK Solar CO., Ltd. (the “Company”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands with registered number 166736.

LDK Silicon & Chemical Technology Co., Ltd. (the “Subsidiary Guarantor”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands with registered number 234412 and registered in Hong Kong as a non-Hong Kong company.

Mr. Peng Xiaofeng is a national of the People’s Republic of China (the “Individual Guarantor” and, together with the Company and the Subsidiary Guarantor, the “Obligors”).

2.	Securities Act exemption applicable.

Pursuant to the terms set forth in (i) the schemes of arrangements under Section 86 of the Companies Law (2013 Revision) of the Cayman Islands (the “Cayman Scheme”) between and among the Company (in provisional liquidation), the Subsidiary Guarantor, and the scheme creditors therein, and (ii) the schemes of arrangement under Section 673 and 674 of the Companies Ordinance (Cap 622) of Hong Kong (the “Hong Kong Scheme”, and together with the Cayman Scheme, the “Schemes”) between the Company (in provisional liquidation), the Subsidiary Guarantor, LDK Silicon Holding Co., Limited, a Hong Kong company and a subsidiary of the Company (“LDK Silicon Hong Kong”), and the scheme creditors therein, the Company on December 17, 2014 issued 5.535% Convertible Senior Notes due 2016 (the “2016 CBs”) in exchange for a significant portion of the claims of such scheme creditors of the Company, the Subsidiary Guarantor, and LDK Silicon Hong Kong, which were holders of the Subsidiary Guarantor’s series A redeemable convertible preferred shares issued in June 2011 (the “Preferred Shares”).

The 2016 CBs were issued under the Indenture to be qualified hereby, dated December 10, 2014, by and among the Company (in provisional liquidation), the Subsidiary Guarantor, The Bank of New York Mello, London Branch, as trustee, paying agent and as conversion agent, and The Bank of New York Mellon (Luxembourg) S.A., as transfer agent and as registrar, and The Bank of New York Mellon, London Branch, as collateral agent, as amended and supplemented by the first supplemental indenture, dated as of December 10, 2014, by and among the Company (in provisional liquidation), the Individual Guarantor as additional guarantor, the Subsidiary Guarantor, The Bank of New York Mello, London Branch, as trustee, paying agent and as conversion agent, The Bank of New York Mellon (Luxembourg) S.A., as transfer agent and as registrar, and The Bank of New York Mellon, London Branch, as collateral agent (as so amended and supplemented, the “Indenture”). The Indenture is attached hereto as Exhibits T3C1 and T3C2.

The 2016 CBs were issued by the Company in reliance on the exemption from registration provided in Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the Schemes. The Grand Court of the Cayman Islands (the “Cayman Court”) approved the Cayman Scheme on November 7, 2014 based on, among other things, fairness of the Cayman Scheme, which was subject to various proceedings at the Cayman Court available for appearance by all relevant creditors to whom the 2016 CBs were proposed to be issued pursuant to the Indenture, with prior notice given to such creditors as instructed by the Cayman Court. The High Court of Hong Kong (the “Hong Kong Court”) approved the Hong Kong Scheme on November 18, 2014, based on, among other things, fairness of the Hong Kong Scheme, which was subject to various proceedings at the Hong Kong Court available for appearance by all relevant creditors to whom the 2016 CBs were proposed to be issued pursuant to the Indenture, with prior notice given to such creditors as instructed by the Hong Kong Court. On November 21, 2014, the United States Bankruptcy Court for the District of Delaware entered an order to recognize the provisional liquidation proceeding in the Cayman Court as a foreign main proceeding under Chapter 15 of the United States Bankruptcy Code and an additional order to recognize and to give full force and effect in the jurisdiction of the United States to the Cayman Scheme.

AFFILIATIONS

3.	Affiliates.

For purposes of this Application only, directors and executive officers of the Company and the Subsidiary Guarantor may be deemed to be “affiliates” of the Company. See Item 4 “Directors and Executive Officers” for lists of the directors and executive officers of the Company and the Subsidiary Guarantor, respectively.

In addition, each of Fulai Investments Limited, a company incorporated with limited liability under the laws of British Virgin Islands with registration number 174612, and Heng Rui Xin Energy (HK) Co., Limited, a company incorporated with limited liability under the laws of Hong Kong and registered with the Registrar of Companies in Hong Kong under CR No. 1819533, is a shareholder of the Company and has the power to designate members of the Company’s board of directors. As a result, they are considered affiliates of the Company and the Subsidiary Guarantor as of December 17, 2014 and as of the date hereof. See Item 5 “Principal owners of voting securities” for the percentages of voting securities of the Company owned by them.

The following is a list of the other affiliates of the Company as of the date hereof, each a direct or indirect subsidiary of the Company, including the Subsidiary Guarantor. The list below corresponds to the list of the Company’s affiliates as of December 17, 2014. By virtue of being the Company’s subsidiary, the other affiliates on the following list are also affiliates of the Subsidiary Guarantor as of the date hereof.

Name	Place of incorporation	Percentage of voting securities owned
Anhui LDK New Energy Co., Ltd.	China	100%
Ezhou LDK PV Agriculture Technology Co., Ltd.	China	100
Hetian PV Technology Co., Ltd.	China	100
Hohhot LDK New Energy Engineering Co., Ltd.	China	80
Jiangxi LDK PV Silicon Technology Co., Ltd.	China	100
Jiangxi LDK Solar Hi-Tech Co., Ltd.	China	100
Jiangxi LDK Solar Polysilicon Co., Ltd.	China	100
Jiangxi Xin Wei Power Co., Ltd.	China	100
LD Thin S.r.l.	Italy	100
LDK Optronics Technology Co., Ltd.	China	100
LDK PV Tech (Hong Kong) Co., Limited	Hong Kong	100
LDK Solar Italia S.r.l. (in liquidation)	Italy	100
LDK Silicon & Chemical Technology Co., Ltd.	Cayman Islands	100
LDK Silicon Holding Co., Limited	Hong Kong	100
LDK Solar Canada Inc.	Canada	100
LDK Solar Europe Holding S.A.	Luxemburg	100
LDK Solar Germany Holding GmbH	Germany	100
LDK Solar Hi-Tech (Hong Kong) Co., Limited	Hong Kong	100
LDK Solar Hi-Tech (Nanchang) Co., Ltd.	China	100
LDK Solar Hi-Tech (Suzhou) Co., Ltd.	China	100
LDK Solar Hi-Tech (Xinyu) Co., Ltd.	China	100
LDK Solar International Company Limited	Hong Kong	100
LDK Solar Power Technology (Hefei) Co., Ltd.	China	100
LDK Solar Power Technology (Xinyu) Co., Ltd.	China	100
LDK Solar Systems, Inc. (in liquidation)	Delaware, U.S.A.	100
LDK Solar Tech Europe GmbH (in liquidation)	Germany	100
LDK Solar Tech (Japan) Co., Ltd.	Japan	100
LDK Solar Tech USA, Inc. (in liquidation)	California, U.S.A.	100
LDK Solar USA, Inc. (in liquidation)	California, U.S.A.	100
LDK Trading Service Germany GmbH (in liquidation)	Germany	100
North Palm Springs Investments, LLC	California, U.S.A.	100
Shigatse LDK Solar Power Co., Ltd.	China	100
Solar Power Holding (Hong Kong) Co., Limited	Hong Kong	100
Taojiang LDK New Energy and Engineering Co., Ltd.	China	100
Wuwei LDK New Energy Power Co., Ltd.	China	100%

In addition, as of December 17, 2014, China Development Bank International Holdings Limited (“CDB International”), a company incorporated with limited liability under the laws of Hong Kong and registered with the Registrar of Companies in Hong Kong under CR No. 1588833, had the power to designate, and designated, a director for the Subsidiary Guarantor. As a result, CDB International was considered an affiliate of the Company and the Subsidiary Guarantor as of December 17, 2014. The director of the Subsidiary Guarantor designated by CDB International, Zhiwei Hu, tendered his resignation as a director on December 31, 2014.

MANAGEMENT AND CONTROL

4.	Directors and executive officers.

The following table sets forth the names of, and all offices held by, the Company’s directors and executive officers, as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939 (the “TIA”), as of the date hereof. The mailing address for each director and executive officer listed below is Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China.

Directors and Executive Officers	Position
Xingxue Tong	Director, President and Chief Executive Officer
Zhibin Liu	Non-executive Director
Shi Chen	Non-executive Director
Maurice Wai-fung Ngai	Independent Director
Junwu Liang	Independent Director
Shi-an Wu	Independent Director
Ceng Wang	Independent Director
Jack Lai	Executive Vice President and Chief Financial Officer
Yuepeng Wan	Senior Vice President and Chief Technology Officer

The following table sets forth the names of, and all offices held by, the Subsidiary Guarantor’s directors and executive officers, as defined in Sections 303(5) and 303(6) of the TIA, as of the date hereof. The mailing address for each director and executive officer listed below is Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China.

Directors and Executive Officers	Position
Xingxue Tong	Director
Jack Lai	Director

Zhiwei Hu tendered his resignation as a director on December 31, 2014.

5.	Principal owners of voting securities.

The following table sets forth information as to each person owning 10% or more of the voting securities of the Company as of the date hereof.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
LDK New Energy Holding Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Ordinary shares	48,053,953	20.4%
Fulai Investments Limited P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	Ordinary shares	42,000,000	17.8
Heng Rui Xin Energy (HK) Co., Limited Room 1501, 15/F Lucky Centre, 165-171 Wanchai Road, Wanchai, Hong Kong	Ordinary shares	25,307,497	10.7%

The following table sets forth information as to each person owning 10% or more of the voting securities of the Subsidiary Guarantor as of the date hereof.

A. Name and complete mailing address	B. Title of class owned	C. Amount owned	D. Percentage of voting securities owned
LDK Solar CO., Ltd. 4th Floor, Harbour Centre, PO Box 613, Grand Cayman KY1-1107, Cayman Islands	Ordinary shares	1,060,000,000	100%

UNDERWRITERS

6.	Underwriters.

Within three years prior to the date of this Application, no person acted as an underwriter of any securities of the Company or the Subsidiary Guarantor that are currently outstanding on the date of this Application.

There is no underwriter for the 2016 CBs.

CAPITAL SECURITIES

7.	Capitalization.

Set forth below is certain information as to each authorized class of securities of the Company as of the date hereof.

Title of class	Amount authorized	Amount outstanding
Ordinary shares, $0.10 par value	499,580,000	235,523,289
Shares of undesignated class, $0.10 par value	420,000	—
5.535% Convertible Senior Notes due 2016	N/A	$358,743,400
5.535% Convertible Senior Notes due 2018	N/A	$264,458,500

Each ordinary share, including each American depositary share (“ADS”) representing an ordinary share, is entitled to one vote per share on any matter presented to the holders of the ordinary shares, with holders of ADSs to vote through the depositary with respect to their ADSs as provided in the deposit agreement relating to the ADSs.

Set forth below is certain information as to each authorized class of securities of the Subsidiary Guarantor as of the date hereof.

Title of class	Amount authorized	Amount outstanding
Ordinary shares, $0.10 par value	4,760,000,000	1,060,000,000
Series A redeemable convertible preferred shares	240,000,000	—

INDENTURE SECURITIES

8.	Analysis of indenture provisions.

The 2016 CBs were issued under the Indenture. The following is a general description of certain provisions of the Indenture. This description is qualified in its entirety by reference to the Indenture filed as Exhibits T3C1 and T3C2 hereto. Capitalized terms used in this Item 8 which are not otherwise defined herein have the meanings assigned to them under the Indenture.

(a)	Notice of Default

Each of the following is an event of default:

(a) failure to pay the principal of, or premium, if any, on, any Security when the same becomes due and payable, whether on or before the Maturity Date, unless the Super Majority Holders have elected to extend the Maturity Date or to receive ADSs or Ordinary Shares (as the case may be) in lieu or a combination of both pursuant to provisions of Section 5.03 of the Indenture;

(b) failure to pay an interest installment or any other amount on any Security when due, if such failure continues for 30 days after the date when due, subject to the Company’s right to elect to PIK under Section 2.13 of the Indenture;

(c) failure to satisfy the Conversion Obligation upon exercise by a Holder of its conversion rights pursuant to its Securities, except if such failure results from the Company’s compliance of its obligations under Section 9.01(b)(ii) of the Indenture;

(d) failure to provide on a timely basis a compliance certificate as required by Section 4.08 of the Indenture or any notice of Default or Event of Default pursuant to Section 4.11 of the Indenture if such failure continues for 30 days after the date when due;

(e) failure to comply with any other term, covenant or agreement set forth in the Securities or the Indenture;

(f) in respect of an aggregate principal amount then outstanding of US$15,000,000 or more, (i) default by the Company or any of its Offshore Subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, Indebtedness for money borrowed, (ii) or the acceleration of Indebtedness of the Company or any of its Subsidiaries for money borrowed so that it becomes due and payable prior to the date on which it would otherwise become due and payable or (iii) any combination of (i) and (ii); provided that if the Company defaults in any payment in relation to any securities issued pursuant to the Schemes other than the Securities, an Event of Default will occur immediately to the extent such default constitutes an “Event of Default” under such securities;

(g) failure of the Company or any of its Subsidiaries, for 60 days, to pay, bond or otherwise discharge any judgments or orders for the payment of money the total uninsured amount of which for the Company or any of its Subsidiaries exceeds US$15,000,000, which are not stayed on appeal;

(h) a voluntary or involuntary case or other proceeding is commenced under any applicable Bankruptcy Law, insolvency law or similar law now or hereafter in effect, seeking the appointment of any Custodian to, or for the property of, the Company, the Subsidiary Guarantor or any of the Company’s Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, save for the applications of Chapter 11 or Chapter 15 of Title 11 of the United States Code as expressly contemplated under the Schemes and any other application or procedures commenced by the Company or the Subsidiary Guarantor solely for the purpose of seeking recognition of the restructuring implemented by the Schemes, and a court of competent jurisdiction enters an order or decree under any Bankruptcy Law; provided, however, that such case or proceeding shall not have been withdrawn or dismissed within 45 days;

(i) the Company, the Subsidiary Guarantor or any of the Company’s Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, pursuant to, or within the meaning of, any Bankruptcy Law, insolvency law or other similar law now or hereafter in effect, or otherwise without limitation, unless permitted or otherwise contemplated under the Schemes, either:

(i) consenting to the entry of an order for relief against it in an involuntary case, or

(ii) consenting to the appointment of a Custodian of it or for all or substantially all of its property or having such a Custodian appointed in circumstances where its consent is not required, or

(iii) making a general assignment for the benefit of its creditors;

(j) save for the applications of Chapter 11 or Chapter 15 of Title 11 of the United States Code as expressly contemplated under the Schemes and any other application or procedures commenced by the Company or the Subsidiary Guarantor solely for the purpose of seeking recognition of the restructuring implemented by the Schemes, a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i) is for relief against the Company, the Subsidiary Guarantor or any of the Company’s Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company in an involuntary case or proceeding, or adjudicates the Company, the Subsidiary Guarantor or any of the Company’s Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company insolvent or bankrupt,

(ii) appoints a Custodian of the Company, the Subsidiary Guarantor or any of the Company’s Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company for all or substantially all of the property of the Company, the Subsidiary Guarantor or any such Significant Subsidiary or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company, as the case may be, or

(iii) orders the winding up or liquidation of the Company, the Subsidiary Guarantor or any of the Company’s Significant Subsidiaries or any group of Subsidiaries that in the aggregate would constitute a Significant Subsidiary of the Company; or

(k) unenforceability or invalidity of any obligations of the Company or any Guarantor under the Indenture, the Securities or the Guarantees except, with respect to each Guarantee, to the extent that (A) such Guarantee was duly constituted ab initio under the applicable laws and (B) the obligations of each Guarantor are limited to an amount not exceeding the maximum amount that may be guaranteed by such Guarantor without rendering its Guarantee voidable under applicable laws relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

A Default under Section 5.01 of the Indenture is not an Event of Default until (A) the Trustee notifies the Company in writing, or the Holders of at least 25% in aggregate principal amount of the Securities then outstanding notify the Company and the Trustee in writing, of the Default and (B) the Default is not cured within 60 days after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that the notice is a Notice of Default. If the Holders of at least 25% in aggregate principal amount of the outstanding Securities request the Trustee to give such notice on their behalf, the Trustee shall (subject to being indemnified and/or secured and/or pre-funded to its satisfaction) do so. When a Default is cured, it ceases to exist for all purposes under the Indenture.

(b)	Authentication and Delivery of the Notes; Use of Proceeds

One duly authorized Officer shall sign the Securities for the Company by manual or facsimile signature.

A Security’s validity shall not be affected by the failure of an Officer whose signature is on such Security to hold, at the time the Security is authenticated, the same office at the Company.

A Security shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the Security has been authenticated under the Indenture.

Upon receipt of a Company Order, the Trustee shall authenticate Securities for original issue as provided in Section 2.01 of the Indenture, with the aggregate principal amount of the Securities outstanding at any time not to exceed the maximum amount permitted thereunder. In addition, in connection with the payment of PIKed interest, the Trustee shall upon receipt of a Company Order as provided in Section 2.15 of the Indenture authenticate and deliver PIK Securities for an aggregate principal amount specified in such Company Order for such PIK Securities issued under the Indenture.

Upon receipt of a Company Order, the Trustee shall authenticate Securities not bearing the Private Placement Legend to be issued to the transferee when sold pursuant to an effective registration statement under the Securities Act as set forth in Section 2.15(b) of the Indenture.

The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities. An authenticating agent may authenticate Securities whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such authenticating agent. An authenticating agent so appointed has the same rights as the Trustee to deal with the Company and its Affiliates.

The Securities shall be issuable only in registered form without interest coupons and only in denominations of US$1.00 principal amount and any integral multiples of US$1.00; provided that an increase in the principal amount of Securities as a result of the Company’s election to PIK may be added, and PIK Securities may be issued, in denominations of US$1.00 in accordance with Section 2.14 of the Indenture.

There are no proceeds (and therefore no application of proceeds) from the issue of the 2016 CBs because the 2016 CBs were issued in partial satisfaction of the claims of holders of Preferred Shares, with the Company as a warrantor and guaranteed by the Individual Guarantor.

(c)	Termination of Security Interest

The Trustee shall, at the request of the Company or the Guarantors upon having provided the Trustee an Officer’s Certificate and Opinion of Counsel certifying compliance with Section 11.04 of the Indenture execute and deliver a certificate to the relevant Collateral Agent directing such Collateral Agent to release the relevant Collateral or to execute such other appropriate instrument evidencing such release (in the form provided by and at the expense of the Company) upon repayment in full of the Securities.

(d)	Satisfaction and Discharge of the Indenture

The Indenture shall cease to be of further effect, if:

(a) either (i) all outstanding Securities (other than Securities replaced pursuant to Section 2.07 of the Indenture) have been delivered to the Securities Agent for cancellation or (ii) all outstanding Securities have become due and payable at their scheduled maturity, and in either case the Company or any Guarantor irrevocably deposits, prior to the applicable due date, with the Paying Agent (if the Paying Agent is not the Company or any of its Affiliates) cash sufficient to pay all amounts due and owing on all outstanding Securities (other than Securities replaced pursuant to Section 2.07 of the Indenture) on such due date;

(b) the Company or any Guarantor pays to the Trustee and the Securities Agent all other sums payable under the Indenture by the Company or the Guarantors;

(c) no Default or Event of Default with respect to the Securities shall exist on the date of such deposit;

(d) such deposit will not result in a breach or violation of, or constitute a Default or Event of Default under, the Indenture; and

(e) the Company or the Guarantors, as the case may be, shall have delivered to the Trustee and the Securities Agent an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture have been complied with;

provided, however, that Sections 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.15, 2.16, 2.17, 4.01, 4.02, 4.07, 6.07 and 6.08 and ARTICLES VII and IX of the Indenture shall survive any discharge of the Indenture until such time as the Securities have been paid in full and there are no Securities outstanding.

(e)	Evidence of Compliance with Conditions and Covenants of the Indenture

The Company shall deliver to the Trustee, within 90 days after the end of each fiscal year of the Company or within 14 days of a written request from the Trustee, or, if earlier, by the date the Company is, or would be, required to file with the SEC the Company’s annual report (whether on Form 20-F under the Exchange Act or another appropriate form) for such fiscal year or upon written request of the Trustee, a certificate of two or more Officers as required by TIA Section 314(a)(4), stating whether or not the signatories to such certificate have actual knowledge of any Default or Event of Default by the Company in performing any of its obligations under the Indenture, the Security Documents or the Securities (without regard to any period of grace or requirement of notice under the Indenture, the Security Documents or the Securities). If such signatories do know of any such Default or Event of Default, then such certificate shall describe the Default or Event of Default and its status.

(f)	Extension of Maturity

The 2016 CBs will mature on June 3, 2016; provided, however, that, at the option of the Super Majority Holders, which may be exercised one or more times, notifying the Company in writing 15 Business Days prior to the relevant Maturity Date, (i) the Maturity Date may be extended as stated in the written notice of the Super Majority Holders and/or (ii) the Company shall make the payment due on the relevant Maturity Date with Ordinary Shares or ADSs, each as provided in the Indenture.

9.	Other obligors.

The 2016 CBs are guaranteed by (i) the Subsidiary Guarantor, and (ii) the Individual Guarantor.

The mailing address of the Subsidiary Guarantor and the Individual Guarantor is 1950 Saiwei Blvd, Hi-Tech Industrial Park, Xinyu City, Jiangxi Province, 338000, People’s Republic of China.

RISK FACTORS

Investment in the 2016 CBs involves risks. In addition to the risks described in the Explanatory Statement incorporated herein by reference in Exhibit T3E, the following risks relating to the application by the Obligors for qualification of the Indenture under the TIA should also be taken into consideration by any investor in the 2016 CBs.

SEC Staff has orally confirmed the requirement of a pre-issuance qualification under TIA Section 307 while Obligors have applied for post-issuance qualification by relying on the statutory provision. Any qualification of the Indenture by SEC staff may not indicate its agreement with the Obligors in such reliance and the Obligors may be challenged on their understanding.

TIA Section 307(a) that the Obligors are relying upon for post-issuance qualification in this Application provides in relevant part that “[i]n the case of any security which is not required to be registered under the Securities Act of 1933 and to which subsection (a) of section 306 is applicable notwithstanding the provisions of section 304, an application for qualification of the indenture under which such security has been or is to be issued shall be filed with the Commission by the issuer of such security.” The Company issued the 2016 CBs to pre-existing holders of the Preferred Shares in December 2014 pursuant to an exchange under Section 3(a)(10) of the Securities Act exempt from registration under the Securities Act. The Company was a warrantor for the Preferred Shares and the Individual Guarantor guaranteed the Preferred Shares. The Obligors are seeking a post-issuance qualification of the Indenture pursuant to TIA Section 307 given its specific references to a “security which is not required to be registered under the Securities Act” and which “has been issued.”

SEC staff has orally informed the Obligors of its understanding that TIA Section 307 requires pre-issuance qualification. Although the Obligors have not been able to locate any rules, regulations or statements of the SEC directly to the point, the Obligors take note of the following two matters:

•	TIA Section 306(a) relating to “any security which is not registered under the Securities Act of 1933” requires such “security [which] has been or is to be issued under an indenture” to be qualified on a pre-issuance basis. This provision uses the same expression that a “security has been issued” as contained in TIA Section 307(a) that the Obligors are relying upon for post-issuance qualification.

•	The Compliance and Disclosure Interpretations by the SEC Division of Corporation Finance relating to a general guidance on the TIA contain a question-and-answer (Question 101.05) that reflects the views of the staff of the SEC Division of Corporation Finance as follows:

Question: Can an issuer offering of debt securities in a Chapter 11 bankruptcy proceeding file the application for qualification on Form T-3 after approval of the plan of reorganization by both creditors and other claimants and the bankruptcy court?

Answer: No. The Division’s view is that the offering event in bankruptcy is the solicitation of plan approval from creditors and other claimants. Accordingly, the application for qualification on Form T-3 in these cases should be filed before such approval is sought. Offerings exempt from registration under Sections 3(a)(9) and 3(a)(10) of the Securities Act and Section 1145(a) of the Bankruptcy Code are not exempt from qualification under the Trust Indenture Act. Like Section 5 of the Securities Act, Section 306 of the Trust Indenture Act works transactionally. Unless the indenture for a debt security is qualified under Section 305 of the Trust Indenture Act, which covers registered offerings, or exempt from qualification under Section 304, the sale of the debt security violates Section 306 of the statute. Section 306(c) forbids any offer of the debt security until an application for qualification of the related indenture has been filed with the Commission. [March 30, 2007]

The Obligors believe that TIA Section 307(a) constitutes a subsection of TIA Section 306(a). In the view of the Obligors, TIA Section 306(a) generally requires all securities that are “not registered under the Securities Act” to have their indentures qualified on a pre-issuance basis whether such securities have been issued or are to be issued under any such indenture; provided, however, that to the extent that any such security is “not required to be registered under the Securities Act” pursuant to TIA Section 307(a), despite the applicability of TIA Section 306(a), “an application for qualification of the indenture under which such security has been or is to be issued shall be filed with the Commission by the issuer of such security.” The Obligors believe that such filing should include a post-issuance application for qualification, such as the Obligors are requesting hereunder, given the lack of the explicit requirement in TIA Section 307(a) to the effect “unless … an application for qualification is effective as to such indenture” as contained, and as would otherwise be applicable to situations described, in TIA Section 306(a).

The Obligors agree with the general guidance provided by SEC Division of Corporation Finance on the TIA (Question 101.05) that “[o]fferings exempt from registration under Sections 3(a)(9) and 3(a)(10) of the Securities Act and Section 1145(a) of the Bankruptcy Code are not exempt from qualification under the Trust Indenture Act” and that qualification of indentures should comply with the specific requirements of the TIA. The Division goes on to discuss implications of TIA Sections 306, 305 and 304 in the interpretation. The staff interpretation does not, however, specifically address applicability of TIA Section 307, pursuant to which the Obligors are seeking qualification of the Indenture.

Despite the above analyses and arguments, the Obligors are confronted with an oral indication from SEC staff that the Indenture should be qualified on a pre-issuance basis. There is no assurance that the SEC or its staff will agree, concur or acquiesce in the understanding of the Obligors with respect to TIA Section 307 as applicable to the Indenture. If the SEC or its staff takes any action contrary to the Obligors’ understanding, the Obligors may face an administrative and/or judicial challenge on their interpretation and, depending on the final outcome of the proceedings, the 2016 CBs in issue could be construed as having been issued in violation of the TIA.

The Obligors have provided various facts and circumstances to SEC staff to support and justify their reliance on TIA 307 for post-issuance qualification, but there is no assurance that SEC staff will agree to any of the claims made by the Obligors.

As the Obligors were unaware of any rules, regulations or statements of the SEC or any compliance interpretation of SEC staff directly relating to the post-issuance application for qualification of the Indenture pursuant to TIA Section 307, they have relied on the specific references therein to a “security which is not required to be registered under the Securities Act” and which “has been issued” as well as the lack therein of a specific pre-issuance qualification requirement. The Obligors have provided the following facts and circumstances in support of their application for post-issuance qualification of the Indenture:

•	Participation by Creditors in Preparation of Indenture. Unlike the lack-of-investor-protection situation described in TIA Section 302(a)(6) that “[w]hen, by reason of the fact that trust indentures are commonly prepared by the obligor or underwriter in advance of the public offering of the securities to be issued thereunder, such investors are unable to participate in the preparation thereof, and, by reason of their lack of understanding of the situation, such investors would in any event be unable to procure the correction of the defects enumerated in this subsection[,]” the Indenture was prepared with active participation of the trustee and the “Majority Preferred Holders” (meaning no less than two-thirds of the Preferred Shares as provided in the Restructuring Support Agreement (the “Preferred RSA”) of March 28, 2014, as amended) as representatives of the consenting holders of the Preferred Shares, each through its selected legal counsel.

•	Compliance with the TIA. The Obligors and other parties made significant efforts in the preparation of the Indenture in compliance with the TIA in order to facilitate the subsequent registration of converted securities under the Indenture pursuant to the Securities Act. The Company entered into a registration rights agreement (the “RRA”) with scheme creditors as part of the provisional liquidation.

•	Necessity of Qualification. The Subsidiary Guarantor issued the Preferred Shares in June 2011 as privately held securities pursuant to Regulation S under the Securities Act to certain investment arms and/or funds affiliated with three state-controlled commercial banks of China. All the holders of the Preferred Shares affiliated with the three state-controlled banks of China continued to become holders of the 2016 CBs issued by the Company and guaranteed by the Subsidiary Guarantor and the Individual Guarantor, with clearance and settlement now through the Euroclear and Clearstream facilities. The Obligors are seeking to qualify the Indenture to facilitate the subsequent registration of converted securities under the Securities Act as required by the RRA.

•	Administrative Hardship. The Company filed a winding-up petition on February 21, 2014 with the Cayman Court on grounds of insolvency. The Cayman Court appointed joint provisional liquidators (the “JPLs”) on February 27, 2014 to promote a scheme of arrangement. The Obligors and the JPLs signed the Preferred RSA on March 28, 2014 with consenting holders of the Preferred Shares, with a long-stop date of September 30, 2014 for the Obligors to close the provisional liquidation, which was subsequently extended to November 14, 2014, further to December 2, 2014 and finally to December 31, 2014. Due to lack of interim funding for advisors and exit funding for investors, the working group had to suspend their work for approximately two months from April 17 to June 11, 2014. Subsequently, following the approval of the Cayman Scheme by Cayman Islands scheme creditors at their class meetings held on October 16, 2014, the approval of the Hong Kong Scheme by Hong Kong scheme creditors at their class meetings held on October 17, 2014, the sanctioning by the Cayman Court of the Cayman Scheme at a hearing on November 7, 2014 and the sanctioning by the Hong Kong Court of the Hong Kong Scheme at a hearing on November 18, 2014, preparation and negotiation of the Indenture went on among the parties all the way until December 10, 2014, when the Cayman Scheme took effect in accordance with its terms, with all parties forced to complete the negotiation due to the impending long-stop date of December 31, 2014. The Cayman Scheme required a declaration of a closing for the Preferred Shares seven days after the effective date, i.e. December 17, 2014, and the Obligors had to issue 2016 CBs to holders of the Preferred Shares under the Indenture on such closing date, through the facilities of Euroclear and Clearstream, except for any affiliated holder. The declaration of the closing before the long-stop date fulfilled the requirements of the Preferred RSA and the Schemes.

SEC staff has reviewed these facts and circumstances, but has continued to provide the oral indication to the Obligors that the Indenture should be qualified on a pre-issuance basis. The Obligors cannot assure that the SEC or its staff will agree, concur or acquiesce in the reasoning and understanding of the Obligors with respect to TIA Section 307 as applicable to the Indenture. If the SEC or its staff takes any action contrary to the Obligors’ understanding, the Obligors may face an administrative and/or judicial challenge on their interpretation and, depending on the final outcome of the proceedings, the 2016 CBs in issue could be construed as having been issued in violation of the TIA.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for qualification comprises:

(a) Pages numbered 1 to 14, consecutively;

(b) The Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, London Branch, as trustee, under the Indenture to be qualified; and

(c) The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee.

(i)	Exhibit T3A1 – Fourth Amended and Restated Memorandum and Articles of Association of LDK Solar CO., Ltd., incorporated by reference to Exhibit 1.1 to its annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009

(ii)	Exhibit T3A2 – Amended and Restated Memorandum and Articles of Association of LDK Silicon & Chemical Technology Co., Ltd.*

(iii)	Exhibit T3B – See Exhibits T3A1 and T3A2

(iv)	Exhibit T3C1 – The indenture dated as of December 10, 2014 by and among LDK Solar CO., Ltd. (in provisional liquidation), as Company, LDK Silicon & Chemical Technology Co., Ltd., as subsidiary guarantor, The Bank of New York Mello, London Branch, as trustee, paying agent and as conversion agent, The Bank of New York Mellon (Luxembourg) S.A., as transfer agent and as registrar, and The Bank of New York Mellon, London Branch, as collateral agent relating to the Company’s 5.535% Convertible Senior Notes due 2016, with a form thereof filed with the SEC as Exhibit 2.9 to the annual report of LDK Solar Co., Ltd. on Form 20-F (File Number: 001-33464) on November 5, 2014*

(v)	Exhibit T3C2 – The first supplemental indenture dated as of December 10, 2014 by and among LDK Solar CO., Ltd. (in provisional liquidation), as Company, Mr. Peng Xiaofeng as additional guarantor, LDK Silicon & Chemical Technology Co., Ltd., as subsidiary guarantor, The Bank of New York Mello, London Branch, as trustee, paying agent and as conversion agent, The Bank of New York Mellon (Luxembourg) S.A., as transfer agent and as registrar, and The Bank of New York Mellon, London Branch, as collateral agent relating to the Company’s 5.535% Convertible Senior Notes due 2016*

(vi)	Exhibit T3D1 – Order by the Grand Court of the Cayman Islands approving, among other things, the Cayman Scheme*

(vii)	Exhibit T3D2 – Order by U.S. Bankruptcy Court for the District Delaware (I) recognizing the Cayman proceedings of LDK Solar CO., Ltd. as a foreign main proceeding and (II) granting related relief*

(viii)	Exhibit T3D3 – Order by U.S. Bankruptcy Court for the District of Delaware recognizing and enforcing the scheme of arrangement and the order of the Cayman Court sanctioning the scheme of arrangement upon recognition of the Cayman proceeding*

(ix)	Exhibit T3D4 – Order by the High Court of Hong Kong approving, among other things, the Hong Kong Scheme*

(x)	Exhibit T3E – Explanatory Statement in Relation to Linked and Inter-Conditional Schemes of Arrangement under Section 86 of the Companies Law (2013 Revision) of the Cayman Islands and Section 673 of the Companies Ordinance (Cap 622) of Hong Kong between LDK Solar CO., Ltd. (in provisional liquidation) and LDK Silicon & Chemical Technology Co., Ltd., an exempted Cayman Islands company, and LDK Silicon Holding Co., Limited, a Hong Kong company, in the High Court of Hong Kong and in the Grand Court of the Cayman Islands and the Scheme Creditors, incorporated by reference to Exhibit 99.1 to the periodic report of LDK Solar CO., Ltd. on Form 6-K submitted to the SEC (File Number: 001-33464) on September 8, 2014

(xi)	Exhibit T3F – TIA Cross Reference Sheet*

(xii)	Exhibit 25.1 – Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, London Branch*

*	Previously filed.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below has duly caused this Application, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Xinyu City, Jiangxi Province, People’s Republic of China, on the 6th day of April 2015.

(SEAL)

LDK SOLAR CO., LTD.

By:	/s/ Tong Xingxue
	Name:	Tong Xingxue
	Title:	President and CEO

Attest:	/s/ Roger Le Yu
	Name:	Roger Le Yu
	Title:	Financial Controller of LDK Solar Co., Ltd.

(SEAL)

LDK SILICON & CHEMICAL TECHNOLOGY CO., LTD.

By:	/s/ Tong Xingxue
	Name:	Tong Xingxue
	Title:	Director

Attest:	/s/ Roger Le Yu
	Name:	Roger Le Yu
	Title:	Financial Controller of LDK Solar Co., Ltd.

PENG XIAOFENG

By:	/s/ Peng Xiaofeng
	Name:	Peng Xiaofeng

Attest:	/s/ Roger Le Yu
	Name:	Roger Le Yu
	Title:	Financial Controller of LDK Solar Co., Ltd.

EXHIBIT INDEX

Exhibit Number	Description

Exhibit T3A1	Fourth Amended and Restated Memorandum and Articles of Association of LDK Solar CO., Ltd., incorporated by reference to Exhibit 1.1 to its annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009

Exhibit T3A2	Amended and Restated Memorandum and Articles of Association of LDK Silicon & Chemical Technology Co., Ltd.*

Exhibit T3B	See Exhibits T3A1 and T3A2

Exhibit T3C1	The indenture dated as of December 10, 2014 by and among LDK Solar CO., Ltd. (in provisional liquidation), as Company, LDK Silicon & Chemical Technology Co., Ltd., as subsidiary guarantor, The Bank of New York Mello, London Branch, as trustee, paying agent and as conversion agent, The Bank of New York Mellon (Luxembourg) S.A., as transfer agent and as registrar, and The Bank of New York Mellon, London Branch, as collateral agent relating to the Company’s 5.535% Convertible Senior Notes due 2016, with a form thereof filed with the SEC as Exhibit 2.9 to the annual report of LDK Solar Co., Ltd. on Form 20-F (File Number: 001-33464) on November 5, 2014*

Exhibit T3C2	The first supplemental indenture dated as of December 10, 2014 by and among LDK Solar CO., Ltd. (in provisional liquidation), as Company, Mr. Peng Xiaofeng as additional guarantor, LDK Silicon & Chemical Technology Co., Ltd., as subsidiary guarantor, The Bank of New York Mello, London Branch, as trustee, paying agent and as conversion agent, The Bank of New York Mellon (Luxembourg) S.A., as transfer agent and as registrar, and The Bank of New York Mellon, London Branch, as collateral agent relating to the Company’s 5.535% Convertible Senior Notes due 2016*

Exhibit T3D1	Order by the Grand Court of the Cayman Islands approving, among other things, the Cayman Scheme*

Exhibit T3D2	Order by U.S. Bankruptcy Court for the District Delaware (I) recognizing the Cayman proceedings of LDK Solar CO., Ltd. as a foreign main proceeding and (II) granting related relief*

Exhibit T3D3	Order by U.S. Bankruptcy Court for the District of Delaware recognizing and enforcing the scheme of arrangement and the order of the Cayman Court sanctioning the scheme of arrangement upon recognition of the Cayman proceeding*

Exhibit T3D4	Order by the High Court of Hong Kong approving, among other things, the Hong Kong Scheme*

Exhibit T3E	Explanatory Statement in Relation to Linked and Inter-Conditional Schemes of Arrangement under Section 86 of the Companies Law (2013 Revision) of the Cayman Islands and Section 673 of the Companies Ordinance (Cap 622) of Hong Kong between LDK Solar CO., Ltd. (in provisional liquidation) and LDK Silicon & Chemical Technology Co., Ltd., an exempted Cayman Islands company, and LDK Silicon Holding Co., Limited, a Hong Kong company, in the High Court of Hong Kong and in the Grand Court of the Cayman Islands and the Scheme Creditors, incorporated by reference to Exhibit 99.1 to the periodic report of LDK Solar CO., Ltd. on Form 6-K submitted to the SEC (File Number: 001-33464) on September 8, 2014

Exhibit T3F	TIA Cross Reference Sheet*

Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, London Branch*

*	Previously filed.